650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

December 12, 2012

Via EDGAR and Courier

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jay Ingram
Nudrat Salik
Rufus Decker

Re:	SolarCity Corporation
Amendment No. 5 to Registration Statement on Form S-1
Registration No. 333-184317

Ladies and Gentlemen:

On behalf of SolarCity Corporation, a Delaware corporation (the “Company”), we hereby transmit for filing via EDGAR Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-1 (Registration No. 333-184317) (the “Registration Statement”) for reference by the staff (the “Staff”) of the Securities and Exchange Commission. The Company also has filed a free writing prospectus under Rule 433 on the date hereof.

For the Staff’s reference, we also will send via courier a copy of Amendment No. 5 marked to show all changes from Amendment No. 4 to the Registration Statement filed on December 11, 2012.

Please direct any questions with respect to Amendment No. 5 to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to Seth R. Weissman, the Company’s Vice President, General Counsel and Secretary, at (650) 963-5826 or sweissman@solarcity.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Steven V. Bernard

Steven V. Bernard

cc:	Lyndon Rive, SolarCity Corporation
Robert D. Kelly, SolarCity Corporation
Seth R. Weissman, SolarCity Corporation
Thomas J. Ivey, Skadden, Arps, Slate, Meagher & Flom LLP

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